Exhibit 5


                              [AUDIOVOX LETTERHEAD]

                                        C. Michael Stoehr
                                        Audiovox Corporation
                                        (516) 231-7750

                                        Brian James
                                        Edelman Financial
                                        (212) 704-8111


                      AUDIOVOX CORPORATION ISSUES WARRANTS
                       BACKED-UP BY CEO'S PERSONAL SHARES


          May 10, 1995  HAUPPAUGE, N.Y.  (AMEX:VOX)  Audiovox

Corporation announced today that it has issued certain warrants, with the underlying shares to be supplied from the Chairman's personal stock holdings.


          Approximately 1,700,000 Warrants were issued by the

Company in a private offering.  Each Warrant can convert into one share of Class A Common Stock at $7 1/8, subject to adjustment under certain circumstances.  The Warrants were issued to the beneficial holders as of June 3, 1994 of approximately $59

million of Audiovox's 6 1/4% Convertible Subordinated Debentures

due 2001, in exchange for a release of any claims such holder may have against Audiovox, its agents, directors and employees in connection with their investment in the Debentures.  Each holder received 30 Warrants for each $1,000 of principal amount of

Debentures, other than Oppenheimer & Co., Inc. which received 25

Warrants.  The Warrants will be issued shortly, pending delivery of final documentation.


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          To eliminate the current dilutive effect on earnings

per share, John J. Shalam, Chief Executive Officer of Audiovox,

has granted the Company an option to supply approximately

1,700,000 Class A shares from his personal holdings at the same price.  The Company has agreed to reimburse Mr. Shalam should the exercise of this option be treated as dividend income rather than capital gains.  The independent directors may elect to issue shares from the Company instead of drawing on Mr. Shalam's

shares, only if it is in the best interest of the shareholders and the Company.


          During the second quarter the Company will take a one-

time non-cash charge to earnings of approximately $3 million,

which will be offset by a $3 million increase in paid-in capital,

therefore there will be no net effect on total shareholders'

equity.


          Audiovox Corporation markets cellular telephones and

accessories, automotive aftermarket sound and security equipment,

as well as other aftermarket automotive accessories.